UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number: 001-37604

OASMIA PHARMACEUTICAL AB

(Name of Registrant)

Vallongatan 1, 752 28 Uppsala, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OASMIA PHARMACEUTICAL AB

Oasmia Pharmaceutical AB (“Oasmia”) recently issued several press releases (collectively, the “Releases”). A copy of each of the Releases is attached as an exhibit to this report on Form 6-K. The Releases consisted of the following:

1.	On October 24, 2016, Oasmia issued a Release announcing that it and Karo Pharma have entered into an agreement concerning Karo Pharma’s cancer project KB9520, which has shown promising results in pre-clinical models for a number of different types of cancer. Please see Exhibit 99.1.

2.	On October 24, 2016, Oasmia issued a Release announcing that it intends to convene a special meeting of its shareholders to be held on November 21, 2016. Please see Exhibit 99.2.

3.	On October 24, 2016, Oasmia issued a Release announcing that it has issued 3,080,000 new shares in order to pay a purchase price of SEK 25 million pursuant to an agreement providing for the acquisition of a cancer project from Karo Pharma. The issuance of these shares was approved by Oasmia’s shareholders at its annual meeting held on September 26, 2016. Please see Exhibit 99.3.

4.	On October 25, 2016, Oasmia issued a Release recapping its recent corporate announcements that it believes leaves Oasmia well positioned for further growth as it expands its platform of both early and late stage pharmaceutical treatments. Please see Exhibit 99.4.

5.	On October 25, 2016, Oasmia issued a Release announcing that it has completed a private placement of 8,750,000 new shares priced at SEK 8.00 per share, providing the Company with SEK 70 million in gross proceeds. The issuance of these shares was approved by Oasmia’s shareholders at its annual meeting held on September 26, 2016. Please see Exhibit 99.5.

This report on Form 6-K (including the exhibits hereto) shall not be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Oasmia files reports on Form 6-K with the US Securities and Exchange Commission (the “SEC”) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Oasmia are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

Forward-looking statements

This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements. In addition, in the future Oasmia and others on its behalf may make statements that constitute forward-looking statements. When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in Oasmia’s Form F-1 and its reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

No Offer to Sell Securities

The attached information is not an offer to sell or a solicitation of an offer to purchase any security in the United States or elsewhere and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which, or to any person to whom such an offer, solicitation or sale would be unlawful. No securities may be offered or sold within the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from any issuer of such securities and that will contain detailed information about us.

Exhibit Number	Description

99.1	Press Release, dated October 24, 2016, issued by Oasmia Pharmaceutical AB
99.2	Press Release, dated October 24, 2016, issued by Oasmia Pharmaceutical AB
99.3	Press Release, dated October 24, 2016, issued by Oasmia Pharmaceutical AB
99.4	Press Release, dated October 25, 2016, issued by Oasmia Pharmaceutical AB
99.5	Press Release, dated October 25, 2016, issued by Oasmia Pharmaceutical AB

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OASMIA PHARMACEUTICAL AB

Date: October 25, 2016	By:	/s/ Anders Blom
Anders Blom
Executive Vice President